SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 09, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

9 March 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2010 AND 2020

On 7 March 2021, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

i. VESTING ON 7 MARCH 2021 OF 2018 PERFORMANCE SHARE PROGRAMME AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2018 and as announced on 3 February 2021, vested at 47% of target and settled on 8 March 2021 being the first business date after the third anniversary of the awards. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment		Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name		Smith & Nephew plc
LEI		213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument		Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code		ISIN: GB0009223206
Nature of the transaction		Vesting of Smith & Nephew Global Share Plan 2010 Performance Share Programme awards granted on 7 March 2018.
Date of Transaction		2021 - 03 - 08
Place of Transaction		London Stock Exchange (XLON)
Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	13.4385	8,123 (of which 3,616 were sold and 4,507 retained)	N/A Single Transaction	69762.76313 ordinary shares (including 2,101.64550 in ADS')	0.00788%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	13.4385	3,869 (of which 1,825 were sold and 2,044 retained)	N/A Single Transaction	37,044.19975 ordinary shares	0.00419%
Elga Lohler (Chief HR Officer)	PDMR	13.4385	6,185 (of which 2,443 were sold and 3,742 retained)	N/A Single Transaction	93,097.00000 ordinary shares (including 3,105.00000 in ADS')	0.01052%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	13.4385	6,129 (of which 2,089 were sold and 4,040 retained)	N/A Single Transaction	66,886.23565 ordinary shares (including 5,818.25734 in ADS')	0.00756%
Vasant Padmanabhan (President Research & Development)	PDMR	13.4385	6,966 (of which 2,365 were sold and 4,601 retained)	N/A Single Transaction	49,890.00000 ordinary shares	0.00564%
Susan Swabey (Company Secretary)	PDMR	13.4385	2,727 (of which 1,287 were sold and 1,440 retained)	N/A Single Transaction	45,759.83952 ordinary shares	0.00517%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

ii.    FINAL VESTING ON 7 MARCH 2021 OF 2018 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2018. One third of the Shares vested on 7 March 2019, a further third vested on 7 March 2020 and the final third vested on 7 March 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting of Equity Incentive Programme awards granted on 7 March 2018 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2021 - 03 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	13.4385	5,240 (of which 2,333 were sold and 2,907 retained)	N/A Single Transaction	72,669.76313 ordinary shares (including 2,101.64550 in ADS')	0.00821%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	13.4385	3,089 (of which 1,457 were sold and 1,632 retained)	N/A Single Transaction	38,676.19975 ordinary shares	0.00437%
Elga Lohler (Chief HR Officer)	PDMR	13.4385	4,389 (of which 1,734 were sold and 2,655 retained)	N/A Single Transaction	95,752.00000 ordinary shares (including 3,105.00000 in ADS')	0.01082%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	13.4385	4,350 (of which 1,483 were sold and 2,867 retained)	N/A Single Transaction	69,753.23565 ordinary shares (including 5,818.25734 in ADS')	0.00788%
Vasant Padmanabhan (President Research & Development)	PDMR	13.4385	4,494 (of which 1,526 were sold and 2,968 retained)	N/A Single Transaction	52,858.00000 ordinary shares	0.00597%
Susan Swabey (Company Secretary)	PDMR	13.4385	1,936 (of which 914 were sold and 1,022 retained)	N/A Single Transaction	46,781.83952 ordinary shares	0.00529%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

iii.  PARTIAL VESTING ON 7 MARCH 2021 OF 2019 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 7 March 2019. One third of the Shares vested on 7 March 2020, a further third vested on 7 March 2021 and the final third will vest on 7 March 2022. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Programme awards granted on 7 March 2019 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2021 - 03 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President Sports Medicine & ENT)	PDMR	13.4385	4,859 (of which 2,162 were sold and 2,697 retained)	N/A Single Transaction	75,366.76313 ordinary shares (including 2,101.64550 in ADS')	0.00852%
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	13.4385	2,423 (of which 1,143 were sold and 1,280 retained)	N/A Single Transaction	39,956.19975 ordinary shares	0.00452%
Mark Gladwell (President Operations & GBS)	PDMR	13.4385	2,268 (of which 1,070 were sold and 1,198 retained)	N/A Single Transaction	2,801.44339 ordinary shares	0.00032%
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	13.4385	1,927 (of which 658 were sold and 1,269 retained)	N/A Single Transaction	2,551.42336 ordinary shares	0.00029%
Skip Kiil (President Orthopaedics)	PDMR	13.4385	6,143 (of which 2,350 were sold and 3,793 retained)	N/A Single Transaction	3,793.53744 ordinary shares	0.00043%
Elga Lohler (Chief HR Officer)	PDMR	13.4385	4,608 (of which 1,819 were sold and 2,789 retained)	N/A Single Transaction	98,541.00000 ordinary shares (including 3,105.00000 in ADS')	0.01114%
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	13.4385	4,471 (of which 1,524 were sold and 2,947 retained)	N/A Single Transaction	72,700.23565 ordinary shares (including 5,818.25734 in ADS')	0.00822%
Vasant Padmanabhan (President Research & Development)	PDMR	13.4385	4,167 (of which 1,414 were sold and 2,753 retained)	N/A Single Transaction	55,611.00000 ordinary shares	0.00628%
Susan Swabey (Company Secretary)	PDMR	13.4385	1,699 (of which 801 were sold and 898 retained)	N/A Single Transaction	47,679.83952 ordinary shares	0.00539%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.   SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2018 PERFORMANCE SHARE PROGRAMME AWARDS:

The Performance Share Programme is designed to incentivise senior management for performance delivered over a three-year period. The impact of COVID-19 in 2020 has had, and will have, a significant impact on the Performance Share Programme's ability to recognise performance delivered in preceding and consequent years. Reflecting these considerations, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020 ("Supplementary Awards") on 8 March 2021 to the PDMRs listed below. No Supplementary Award has been granted to either the Chief Executive Officer or the Chief Financial Officer. Each Supplementary Award is linked to a Performance Share Programme award granted in 2018, 2019 and 2020 so that a minimum vesting of between 50% and 70% of the original award at target will be achieved. If the 2019 or, as relevant, 2020 Performance Share Programme award vests at 70% of target or more, the whole of the Supplementary Award lapses. The Supplementary Award represents 25% to 35% of the maximum award available to participants.

i.     SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2018 PERFORMANCE SHARE PROGRAMME AWARDS:

As announced on 3 February 2021, 47% of the target 2018 Performance Share Programme award vested. Therefore a conditional share award equivalent to 23% of the original 2018 Performance Share Programme award has been granted to the PDMRs listed below and will vest 100% on 16 March 2021. No price is payable either upon grant or vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Grant of supplementary conditional share award on 8 March 2021 under the Smith & Nephew Global Share Plan 2020 relating to the 2018 Performance Share Programme awards.
Date of Transaction	2021 - 03 - 08
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume(s)*	Aggregated information
Bradley Cannon (President Sports Medicine & ENT)	PDMR	Nil	3,740	N/A Single Transaction
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	Nil	1,781	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	Nil	2,848	N/A Single Transaction
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	Nil	2,823	N/A Single Transaction
Vasant Padmanabhan (President Research & Development)	PDMR	Nil	3,207	N/A Single Transaction
Susan Swabey (Company Secretary)	PDMR	Nil	1,255	N/A Single Transaction
Total:	-	Nil	15,654	-

* The number of shares under the award was calculated by granting 23% of the original target number of shares awarded under the related 2018 Performance Share Programme award. The calculation of the grant was by reference to a share price of 1,291p per share, being the Company share price as at 6 March 2018, the Mid-Market Quote the day before grant.  No more than a total of 70% of the target number of shares originally awarded under the Performance Share Programme shall vest when combining the vesting of the Supplementary Award and its linked Performance Share Programme award.

ii.    SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2019 PERFORMANCE SHARE PROGRAMME AWARDS:

A conditional share award equivalent to 50% of the 2019 Performance Share Programme award has been granted to the PDMRs listed below and will vest on 7 March 2022, subject to the limit which is no more than a total of 70% of the target number of shares under the 2019 Performance Share Programme award will vest when combining the vesting of the Supplementary Award and its linked Performance Share Programme award. Any part of the Supplementary Award that would cause this limit to be exceeded will lapse. No price is payable either upon grant or vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Grant of supplementary conditional share award on 8 March 2021 under the Smith & Nephew Global Share Plan 2020 relating to the 2019 Performance Share Programme awards.
Date of Transaction	2021 - 03 - 08
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume(s)*	Aggregated information
Bradley Cannon (President Sports Medicine & ENT)	PDMR	Nil	7,696	N/A Single Transaction
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	Nil	5,641	N/A Single Transaction
Simon Fraser (President Advanced Wound Management)	PDMR	Nil	6,791	N/A Single Transaction
Mark Gladwell (President Operations & GBS)	PDMR	Nil	6,581	N/A Single Transaction
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	Nil	6,291	N/A Single Transaction
Skip Kiil (President Orthopaedics)	PDMR	Nil	9,722	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	Nil	6,680	N/A Single Transaction
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	Nil	6,495	N/A Single Transaction
Vasant Padmanabhan (President Research & Development)	PDMR	Nil	6,595	N/A Single Transaction
Susan Swabey (Company Secretary)	PDMR	Nil	2,446	N/A Single Transaction
Total:	-	Nil	64,938	-

* This is the maximum number of shares that may vest under the award, calculated by granting 50% of the original target number of shares granted under the related 2019 Performance Share Programme award. The calculation of the grant was by reference to a share price of 1,462.5p per share, being the Company share price as at 6 March 2019, the Mid-Market Quote the day before grant.  The number of shares that shall vest will be reduced as necessary to ensure that no more than a total of 70% of the target number of shares originally awarded under the Performance Share Programme shall vest when combining the vesting of the Supplementary Award and its linked Performance Share Programme award.

iii. SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2020 PERFORMANCE SHARE PROGRAMME AWARDS:

A conditional share award equivalent to 50% of the 2020 Performance Share Programme award has been granted and will vest on 9 March 2023, subject to the limit which is that no more than a total of 70% of the target number of shares under the 2020 Performance Share Programme award will vest when combining the vesting of the Supplementary Award and its linked Performance Share Programme award. Any part of the Supplementary Award that would cause this limit to be exceeded will lapse. No price is payable either upon grant or vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Grant of supplementary conditional share award on 8 March 2021 under the Smith & Nephew Global Share Plan 2020 relating to the 2020 Performance Share Programme Awards.
Date of Transaction	2021 - 03 - 08
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume(s)*	Aggregated information
Bradley Cannon (President Sports Medicine& ENT)	PDMR	Nil	7,406	N/A Single Transaction
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	Nil	4,965	N/A Single Transaction
Myra Eskes (President APAC Region)	PDMR	Nil	7,348	N/A Single Transaction
Simon Fraser (President Advanced Wound Management)	PDMR	Nil	6,407	N/A Single Transaction
Mark Gladwell (President Operations & GBS)	PDMR	Nil	6,620	N/A Single Transaction
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	Nil	6,113	N/A Single Transaction
Skip Kiil (President Orthopaedics)	PDMR	Nil	9,172	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	Nil	6,618	N/A Single Transaction
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	Nil	6,434	N/A Single Transaction
Vasant Padmanabhan (President Research & Development)	PDMR	Nil	6,409	N/A Single Transaction
Susan Swabey (Company Secretary)	PDMR	Nil	2,206	N/A Single Transaction
Total:	-	Nil	69,698	-

*  This is the maximum number of shares that may vest under the award, calculated by granting 50% of the original target number of shares granted under the related 2020 Performance Share Programme award. The calculation of the grant was by reference to a share price of 1,661.5p per share, being the Company share price as at 20 May 2020, the Mid-Market Quote the day before grant.  The number of shares that shall vest will be reduced as necessary to ensure that no more than a total of 70% of the target number of shares originally awarded under the Performance Share Programme shall vest when combining the vesting of the Supplementary Award and its linked Performance Share Programme award.

3.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 9 March 2021 the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 8 March 2021 of £13.65.

i.   EQUITY INCENTIVE PROGRAMME AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Equity Incentive Programme awards granted on 9 March 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2021 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Bradley Cannon (President Sports Medicine & ENT)	PDMR	£13.65	19,632	N/A Single Transaction
Peter Coenen (President EMEA Region)	PDMR	£13.65	4,908	N/A Single Transaction
Phil Cowdy (Chief Business Development & Corporate Affairs Officer)	PDMR	£13.65	15,744	N/A Single Transaction
Myra Eskes (President APAC Region)	PDMR	£13.65	17,131	N/A Single Transaction
Simon Fraser (President Advanced Wound Management)	PDMR	£13.65	14,233	N/A Single Transaction
Mark Gladwell (President Operations & GBS)	PDMR	£13.65	19,809	N/A Single Transaction
Melissa Guerdan (Chief Quality & Regulatory Affairs Officer)	PDMR	£13.65	13,844	N/A Single Transaction
Skip Kiil (President Orthopaedics)	PDMR	£13.65	20,377	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£13.65	17,543	N/A Single Transaction
Catheryn O'Rourke (Chief Legal & Compliance Officer)	PDMR	£13.65	15,516	N/A Single Transaction
Vasant Padmanabhan (President Research & Development)	PDMR	£13.65	14,546	N/A Single Transaction
Susan Swabey (Company Secretary)	PDMR	£13.65	6,917	N/A Single Transaction

ii.  CONDITIONAL SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

The awards will normally vest a third on the first anniversary of grant, a third on the second anniversary of grant and the final third will vest on the third anniversary of grant subject to continued achievement of objectives and employment.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Conditional share awards granted on 9 March 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2021 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Mark Gladwell (President Operations & GBS)	PDMR	£13.65	30,476	N/A Single Transaction
Skip Kiil (President Orthopaedics)	PDMR	£13.65	37,049	N/A Single Transaction

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 09, 2021

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary